Exhibit 99.1

Kingtone Wirelessinfo Solution Holding Ltd Reports Fiscal Year 2014 Financial Results;
Provides Fiscal Year 2015 Revenue and Net Income Guidance

FY14 Revenues Decreased 46.5% to $6.2 million from $11.6 million in the Prior Year

FY14 Gross Profit Increased 92.0% to $2.0 million from $1.0 million in the Prior Year

FY14 Basic and Diluted Loss Per Share Up to $0 from Loss Per Share of $3.65 in the Prior Year

XI’AN, China, Jan. 15, 2015 /PRNewswire-FirstCall/ -- Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq CM: KONE) ("Kingtone", or the "Company"), a China-based developer and provider of mobile enterprise solutions, today announced financial results for its fiscal year ended September 30, 2014. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Fiscal Year 2014 Financial Highlights

•	Revenues decreased by 46.5% to approximately $6.2 million from approximately $11.6 million in the prior year period.
•	Gross profit increased by 92.9% to approximately $2.0 million gross profit from approximately $1.0 million loss in the prior year period.
•	Gross margin increased to 31.7% from 8.8% in the prior year period.
•	Net loss of approximately $1 thousand as compared to net loss of approximately $5.1 million in the prior year period.
•	Basic and diluted loss per share were $0 as compared to loss per share of $3.65 in the prior year period with weighted average shares outstanding of 1,405,000 in both periods.

“We are pleased with our cost-control process leading our significantly increased profit during the last fiscal year,” said Mr. Peng Zhang, Chief Executive Officer of the Company, “Looking forward to the Fiscal Year 2015, we expect revenue of $12.0 million to $15.0 million; net income of $0.5 million to $1.0 million. We are confident in accomplishing our goals in the next year.”

Fiscal Year 2014 Financial Performance

Results of Operations - The fiscal year ended September 30, 2014 compared to the fiscal year ended September 30, 2013.

Revenue

We are a China-based developer and provider of mobile enterprise solutions. We generate revenue in two ways, from customized software middleware and applications for various public and private service agencies, which we identify as software solution sales, and from packaged solutions that include both software and hardware in automation telematics for clients mainly in the manufacturing sector, which we identify as wireless system solution sales. In the year ended September 30, 2014, we experienced a significant contraction in our software solution business and our wireless system solution business. Thereafter our revenue decreased by 46.5% to approximately $6.2 million in the year ended September 30, 2014 from approximately $11.6 million in the year ended September 30, 2013.

Our revenue from software solution sales decreased by 35.7% to approximately $0.2 million in the year ended September 30, 2014 from approximately $0.3 million in the year ended September 30, 2013. As a percentage of total revenue, software solution sales increased from 2.5% to 3.0%.

Our revenue from wireless system solution sales decreased by 46.8% to approximately $6.0 million in the year ended September 30, 2014 from approximately $11.3 million in the year ended September 30, 2013. As a percentage of total revenue, wireless system solution revenue decreased from 97.5% to 97.0% of our total revenue. This decreased was insignificant.

Cost of Sales

Our cost of sales decreased by 60.0% to approximately $4.2 million in the year ended September 30, 2014 from approximately $10.5 million in the year ended September 30, 2013. The decrease in cost of sales was primarily attributable to the decrease in revenue and increase in gross margin from both of our business sections. As a percentage of our total revenues, our cost of sales decreased to 68.3% of revenues in the year ended September 30, 2014 from 91.2% of our total revenues in the year ended September 30, 2013, which is partially attributable to the fact that the projects the Company had worked on were with old clients and therefore made our work more efficient.

Cost of sales for software decreased by 81.9% to approximately $0.1 million in the year ended September 30, 2014 from approximately $0.5 million in the year ended September 30, 2013, representing 2.5% and 5.4% of our total cost of sales and 55.1% and 195.2% of our software revenue in the fiscal years ended September 30, 2014 and 2013, respectively. Cost of sales for wireless system solutions decreased by 58.7% to approximately $4.1 million in the year ended September 30, 2014 from approximately $10.0 million in the year ended September 30, 2013, representing 97.5% and 94.6% of total cost of sales and 68.7% and 88.5% of wireless system solution revenues in the fiscal years ended September 2014 and 2013, respectively. The decreased percentage of cost of sales in our both business sections from September 30, 2013 to September 30, 2014 was mainly due to the decrease in revenue and increase in gross margin.

Gross Profit and Gross Margin

Our total gross profit increased by 92.9% to approximately $1.96 million gross profit in the year ended September 30, 2014 from approximately $1.02 million loss in the year ended September 30, 2013. Our total gross margin was 31.7% and 8.8% in the years ended September 30, 2014 and 2013 of total revenue, respectively. This increase of gross profit and gross margin was primarily due to the increase in industry profit and profit margin and revenue from Jingbian integration project that was partially recognized in the last fiscal year as of September 30, 2014.

Our gross profit for software solution sales increased by 69.7% to approximately $0.08 million in the year ended September 30, 2014 from approximately $0.3 million loss in the year ended September 30, 2013. Our gross margin for software solutions sales increased to 44.9% in the year ended September 30, 2014 from minus 95.2% in the year ended September 30, 2013. Our gross profit for wireless system solution sales increased by 45.2% to approximately $1.9 million in the year ended September 30, 2014 from approximately $1.3 million in the year ended September 30, 2013. Our gross margin for wireless system solution sales increased to 31.3% in the year ended September 30, 2014 from 11.5% in the year ended September 30, 2013, which is partially attributable to the higher margin of some of the wireless projects. The increase in gross margins in both of our business sections above was due to the fact we had higher gross margin projects and smaller up-front investments with old customers comparing to the last fiscal year.

Loss from Operations

We incurred a loss of $0.5 million in the year ended September 30, 2014, a 79.1% decrease in such a loss from approximately loss of $2.6 million in the year ended September 30, 2013. The decrease in loss from operations was mainly due to significantly higher gross profit from wireless system solutions business compounded by decreased operating expenses.

Other Income (Expense)

Our other income increased 143.3% to approximately $0.5 million in fiscal year 2014 from approximately $1.2 million of other expense in fiscal year 2013, and represented 8.2% and 10.2% of our revenue for the years ended September 30, 2014 and 2013, respectively. The increase in our other income was largely due to our rental income. In April 2008, we purchased an approximately 20,000 square meter six-story warehouse and industrial facility in Xi’an, which we named the “Kingtone Center”. On October 28, 2013, the Company signed a twenty-year lease agreement with Xi’an Zhongde Orthopedics Hospital Co., Ltd. (“Zhongde”). According the lease agreement, the Company shall lease “Kingtone Center” to Zhongde with a monthly rent of approximately $0.1 million from July 1, 2014 till December 31, 2034, The rent will have an incremental 2 percent increase year over year during the next following years.

As a US listed company, the Company is in need of US dollar to cover oversea expenses. Since State Administration of Foreign Exchange in China imposes restrictions on the remittance of currency out of China, Topsky and Kingtone Information entered into a loan and guarantee agreement on July 21, 2011 with an unrelated third party to have Topsky borrow US$3 million to cover oversea expenses and take RMB27.9 million, or US$4.2 million from Kingtone Information as a guarantee. The offset amount US$1.2 million was presented as long-term other receivables in the anticipation that the agreement would be settled in two years. The loan matured on July 21, 2013 and the long-term receivable was non-collectable.  As a result, we have written off the balance of the long-term receivable and charged to other expensed for the year ended September 30, 2013.

Net Loss

We incurred a net loss of $0.001 million in the year ended September 30, 2014 as compared to net loss of approximately $5.1 million in the year ended September 30, 2013, representing a decrease of 99.9% in net loss. Basic and diluted loss per share was $0 in the year ended September 30, 2014, compared to loss per share $3.65 in the prior year period. The number of weighted average ordinary shares outstanding was 1,405,000 for the years ended September 30, 2014 and 2013, respectively.

Liquidity and Capital Resources.

Cash and Cash Equivalents.

As of September 30, 2014, the Company had cash and cash equivalents of $6.1 million, compared to $6.4 million in the prior year period.

Net cash used in operating activities was approximately $1.8 million for the year ended September 30, 2014 as compared to $0.4 million net cash used in operating activities for the year ended September 30, 2013.  During 2014, the Company had a net loss of $1,000 and depreciation and amortization of $0.6 million. In addition, the Company had decreased accounts and notes receivable by $0.3 million and decreased unbilled revenue by $1.0 million.

Net cash used in investing activities for the year ended September 30, 2014 was approximately $137,000 as compared to net cash provided by investing activities of approximately $7,000 for the year ended September 30, 2013. The cash used in investing activities in 2014 was mainly due to purchasing certain property and equipment. The cash provided by investing activities in 2013 was mainly a result of the sale of certain property and equipment.

There were no financing activities during the fiscal year of 2014 as compared to net cash used in financing activities for the year ended September 30, 2014 of approximately $1,000. The cash used in financing activities for the year ended September 30, 2012 was $9,000.

Financial Outlook.

For the fiscal year ending September 30, 2015, management expects revenues of $12.0 million to $15.0 million and net income of $0.5 million to $1.0 million.

Conference Call

The Company will host a conference call to discuss its fiscal year 2014 financial results at 8:00 a.m. ET on Thursday, January 15, 2015. Mr. Tao Li, Chairman, Mr. Peng Zhang, Chief Executive Officer, Ms. Li Wu, Chief Financial Officer and Mr. Fang Wang, Assistant to the Chief Financial Officer, will be on the call.

To participate in the conference call, please dial any of the following numbers:

USA Toll Free:	877-407-9205
International:	201-689-8054
Conference	ID #: 13598549

A replay of the call will be available until 11:59 PM ET on Jan. 17, 2014.

To access the replay, please dial any of the following numbers:

USA Toll Free:	877-660-6853
International:	201-612-7415

The conference call will be webcast live by Vcall and can be accessed at http://www.investorcalendar.com/IC/CEPage.asp?ID=173506.

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq CM: KONE) is a China-based developer and provider of mobile enterprise solutions. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone's website at http://en.kingtoneinfo.com/. The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as "may," "could," "would," "plan," "anticipate," "believe," "estimate," "predict," "potential," "expects," "intends", "future" and "guidance" or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management's current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company's control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report for the fiscal year ended September 30, 2013 filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Mr: Fang Wang
Tel:  +86-29-8826-6383
Email: wangfang@kingtoneinfo.com